UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 21 April 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
082 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE:
HAR
NYSE:     HMY
ISIN no.:
ZAE000015228
Registration no:
1950/038232/06
Harmony Gold Mining Company
Limited (Harmony), a world-class gold
mining and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South
Africa. Our assets in PNG – an open
pit mine (Hidden Valley), as well as
the significant Golpu project – are held
in a joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock
exchange listing is on the JSE with a
secondary listing on the New York
Stock Exchange. The bulk of our
shareholders are in South Africa and
the United States. Additional
information on the company is
available on the corporate website,
www.harmony.co.za
.
Harmony’s production guidance for quarter 3, financial year 2015
Johannesburg. Tuesday, 21 April 2015. Harmony Gold Mining Company
Limited (“Harmony”) announces that it continues to restructure its operations for long term profitability. The restructuring at Kusasalethu was completed and the full cost saving will be realised in the June quarter. Production at the mine is ramping up to planned levels.
Overall, slow start-ups post the December holidays and safety stoppages resulted in group production being 10% lower quarter on quarter. Operating and capital costs are expected to have reduced by a similar percentage compared to the previous quarter. Underground grade remained consistent.
Harmony’s results for the third quarter of financial year 2015 ended 31 March
2015 will be released on Friday, 8 May 2015 in Johannesburg via webcast
and conference call only. Please refer to our website   www.harmony.co.za for
the dial-in details.
end

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 21, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director